UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 2, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	June 2, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

08-14-TC

For Immediate Release: May 30, 2008

UPDATE ON TRAIL INCIDENT FROM TECK COMINCO METALS LIMITED

Columbia River Water Quality Returns to Pre-incident Levels

Trail, BC — Results of water quality tests conducted downstream from Teck Cominco’s Trail Operations show that lead levels did not exceed the BC - Columbia River Water Quality Objective. While the lead levels increased during the spill, they subsequently returned to pre-incident levels.

More than 25 samples were tested and all results have been provided to British Columbia’s Ministry of Environment.

During the time of the spill, lead levels in the Columbia River ranged from 0.8 to 29 µg/L (micrograms per litre or parts per billion). The BC - Columbia River Water Quality Objective for lead is 37.9 µg/L. The lead concentration on May 30 was 1.0 µg/L, which is within the typical range of 0.2 µg/L to 2.0 µg/L for the Columbia River.

Teck Cominco’s Trail Operations continue to investigate a failed heat exchanger in the lead refinery, which resulted in electrolyte, an acidic solution containing lead, being discharged into the Columbia River at approximately 5:30 p.m. on May 28, 2008.

Operations in part of the lead refinery were suspended for approximately one hour to isolate the source of the incident and were restarted once it was deemed safe. Lead smelter and zinc operations were unaffected by the incident.

Teck Cominco continues to cooperate fully with all regulatory agencies.

For more information contact:

Richard Deane	Nicola Lambrechts
Manager, Energy and Public Affairs	NATIONAL Public Relations
Teck Cominco Metals Limited	604-970-9113

250-364-4118